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                          March 21, 2024

       Ann Hand
       Chief Executive Officer
       Super League Enterprise, Inc.
       2912 Colorado Ave., Suite #203
       Santa Monica, California 90404

                                                        Re: Super League
Enterprise, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2024
                                                            File No. 333-277974

       Dear Ann Hand:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Alexandra Barone at 202-551-8816 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Jack Kennedy